Exhibit 99.2

Z E F F C A P I T A L

January 19, 2018

Board of Directors

c/o Robert Andrews, Chairman

Microwave Filter Company, Inc.

6743 Kinne Street

East Syracuse, NY 13057

Dear Robert,

Zeff Capital L.P, (“Zeff Capital”) on behalf of our affiliated investment fund, is pleased to inform you of our interest in acquiring all of the outstanding shares of common stock of Microwave Filter Company, Inc. (“MFCO”) not already owned by us or our affiliates, for $0.72 per share in cash. This proposal represents a premium of approximately 19% over the latest three month average closing price. Zeff Capital is the largest shareholder of MFCO and currently owns 220,653 shares of the company’s common stock, which represents approximately 8.6% of MFCO’s outstanding stock.

Zeff Capital commends MFCO for its long operating history and contribution to the local economy. However, we do not believe that MFCO’s current structure and strategy are conducive to creating long term value.

First, MFCO is not realizing any of the benefits of being publicly traded, ie. liquidity and a reasonable valuation.

Second, the operating results speak for themselves. Since 2005 MFCO’s stock price, book value and annual revenues have all fallen more than 50% and the company has produced a cumulative net loss. Of immediate concern is that MFCO’s net cash is now down to $350k as of Sep-2017.

Finally, the company’s lack of business combinations and strategic alliances has prevented any inorganic growth opportunities from developing.

We want to be clear that we do not believe the answer lies in simply “going dark” (i.e., de-registering as an SEC reporting company), which would not alter any operational deficiencies or create value for shareholders or other stakeholders.

Instead, we believe our offer gives MFCO’s current shareholders an opportunity to exit MFCO’s illiquid stock, at a fair price, and offers MFCO and its employees the best opportunity to return to growth and value creation by allowing the company to focus on operations and to explore strategic opportunities without the constraints of the current corporate structure. We also note that, based on recent regulatory filings, insiders, including the Board and Management, own less than 6.9% of the stock.

Z E F F C A P I T A L, LP

885 Sixth Avenue

New York, NY 10001

Z E F F C A P I T A L

If you do not accept Zeff Capital’s offer, we believe you should immediately form a committee of independent Directors to explore all strategic alternatives including a sale of the company.

We are available to meet with the Board of Directors to discuss this proposal at your earliest convenience. We have already engaged legal counsel, which stands ready to assist us in pursuing an expedited closing.

This letter does not constitute a legally binding obligation, and there will be no binding obligation except as set forth in definitive acquisition documents executed by all parties. Nor is this letter an offer to purchase or a solicitation of an offer to sell securities. Our proposal is conditioned upon, among other things, completion of satisfactory due diligence, negotiation of mutually acceptable definitive agreements (and the conditions set forth in such agreements). Financing is in place.

While we appreciate the Board’s need to conduct an appropriate process in evaluating our proposal, time is of the essence and your prompt consideration of this proposal is requested.

In the event that we do not reach agreement, we reserve the right to pursue all other options necessary to protect our investment, including, but not limited to, pursuing a direct tender offer, seeking other strategic buyers of the company, seeking board seats, exploring changes to the company’s management, and any and all other methods of achieving a fair value for our shares.

Very truly yours,

ZEFF CAPITAL, L.P.
By: Zeff Holding Company, LLC,
as general partner

By: /s/ Daniel Zeff
Name: Daniel Zeff
Dan@zeffcapital.com
415-847-6808

Z E F F C A P I T A L, LP

885 Sixth Avenue

New York, NY 10001